UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
PLACER DOME INC.

(Name of Subject Company (Issuer))
BARRICK GOLD CORPORATION

(Name of Filing Person (Bidder))
Common Shares

(Title of Class of Securities)
725906101

(CUSIP Number of Class of Securities)
Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE*

Transaction Valuation(1)	Amount of Filing Fee
US$9,058,082,403.65	US$1,066,136.30
     (1) Estimated solely for the purpose of calculating the Fee in accordance with the Rule 0-11 of the Securities Exchange Act of 1934.
     (2) The amount of the Fee has been calculated based on the market value of the outstanding common shares of Placer Dome Inc. (“Placer Dome”) as of November 8, 2005 of Cdn.$10,766,436,744.99 (US$9,058,082,403.65). Such value is calculated based upon (a) 461,781,546, which is the number of outstanding common shares of Placer Dome Inc. on a fully diluted basis on October 21, 2005, as publicly disclosed by Placer Dome, and (b) Cdn.$23.315 (US$19.615), which is the market value per common share of the Placer Dome common shares (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of November 8, 2005). For purposes of this calculation, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars on November 8, 2005 was 1.1886.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$922,104.33	Registration No.: 1-9059 (Barrick Commission File No.)
Filing Party: Barrick Gold Corporation
Form: F-10	Date Filed: November 10, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

     This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Barrick Gold Corporation (“Barrick”), a corporation incorporated under the laws of the Province of Ontario.
     This Schedule TO relates to the offer by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, on the basis of and at the election of the shareholder of Placer Dome:
     (a) US$20.50, in cash for each Share; or
     (b) 0.7518 of a Barrick common share and US$0.05 in cash for each Share in each case subject to proration.
     The offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”). The Offer and Circular and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits 1.1 and 1.2, constitute the “Offer”.
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.
Item 3. Identity and Background of Filing Person
     In the past five years, to the best knowledge of Barrick, none of the persons listed in Schedule C to the Offer and Circular or persons holding more than 10% of any class of equity securities of Barrick (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described in the Offer and Circular, during the past two years there have not been any negotiations, transactions or material contacts between Barrick or any of its subsidiaries or, to the best knowledge of Barrick, any of the persons listed in Schedule C to the Offer and Circular, on the one hand, and Placer Dome or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.
Item 8. Interest in Securities of the Subject Company.
     Except as described in the Offer and Circular, neither Barrick nor, to the best knowledge of Barrick, any of the persons listed in Schedule C to the Offer and Circular, or any associate or majority-owned subsidiary of Barrick of any of the persons listed in Schedule C to the Offer and Circular, beneficially owns any equity security of Placer Dome; and except as described in the Offer and Circular, none of Barrick or, to the best knowledge of Barrick, any associate or majority-owned subsidiary of Barrick, has effected any transaction in any equity security of Placer Dome during the past 60 days.

Item 12 Exhibits

Exhibit	Description
1.1	Offer and Circular, dated November 10, 2005 (filed herewith)

1.2	Letter of Transmittal (filed herewith)

1.3	Notice of Guaranteed Delivery (filed herewith)

1.4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

1.5	Letter to Clients (filed herewith)

2.1	Annual Information Form of Barrick, dated March 30, 2005, for the year ended December 31, 2004 (incorporated by reference to Barrick’s Form 40-F filed with the Commission on March 31, 2005)

2.2
Management Information Circular of Barrick dated March 14, 2005 prepared in connection with the annual meeting of shareholders of Barrick held on April 28, 2005 (incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished to the Commission by Barrick on March 25, 2005)

2.3
Comparative audited consolidated financial statements of Barrick and the notes thereto as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the report of the auditors thereon, (incorporated by reference to Exhibit 2 to Barrick’s Form F-40 filed with the Commission on March 31, 2005) and management’s discussion and analysis of financial results found at pages 25 through 73 of Barrick’s 2004 Annual Report (incorporated by reference to Exhibit 2 to Barrick’s Form 40-F filed with the Commission on March 31, 2005)

2.4
Comparative unaudited consolidated financial statements of Barrick and the notes thereto as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004, together with management’s discussion and analysis of financial results (incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished with the Commission on October 31, 2005)

3.1
Material change report dated January 28, 2005 relating to the decision by the Peruvian tax authority, SUNAT, not to appeal the Tax Court’s decision in favour of Barrick regarding SUNAT’s tax assessment of the Pierina Mine for the 1999 and 2000 fiscal years (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K furnished to the Commission by Barrick on January 31, 2005)

3.2
Material change report dated November 9, 2005 relating to Barrick’s intention to make the Offer and the entering into of the Bid Support and Purchase Agreement, dated October 30, 2005 between Barrick Gold Corporation and Goldcorp Inc. (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K to Barrick’s Form 6-K furnished to the Commission by Barrick on November 10, 2005)

4.1	Press release of Barrick dated October 31, 2005, incorporated by reference to Barrick’s filing pursuant to Rule 425 on October 31, 2005

4.2	Analyst Presentation of Barrick dated October 31, 2005, incorporated by reference to Barrick’s filing pursuant to Rule 425 on November 1, 2005

4.3	Transcript of the Barrick’s Conference Call held on October 31, 2005, incorporated by reference to Barrick’s filing pursuant to Rule 425 on November 1, 2005

5.1
Credit and Guarantee Agreement, dated as of April 29, 2002, among Barrick Gold Corporation, certain of its subsidiaries, the several lenders from time to time parties thereto and RBC Capital Markets and Citibank Canada, as lead arrangers and book runners (filed herewith)

Exhibit	Description

5.2
Amendment dated May 2, 2003 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto (filed herewith)

5.3
Amendment dated July 27, 2005 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto (filed herewith)

5.4
Material Document dated November 9, 2005, containing the Bid Support and Purchase Agreement, dated October 30, 2005, between Barrick Gold Corporation and Goldcorp Inc., relating to Barrick’s Intention to make the Offer (incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished to the Commission on November 10, 2005).

7.1	Opinion of Davies Ward Phillips & Vineberg LLP regarding Canadian Federal Income Tax considerations dated November 10, 2005 (filed herewith)

7.2	Opinion of Davies Ward Phillips & Vineberg LLP regarding United States Federal Income Tax considerations dated November 10, 2005 (filed herewith)

7.3	Opinion of Greenwoods & Freehills PTY Limited regarding Australian Federal Income Tax considerations dated November 10, 2005 (filed herewith)
Item 13 Information required by Schedule 13E-3
Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION
By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary

Date: November 10, 2005

EXHIBIT INDEX

Exhibit	Description
1.1	Offer and Circular, dated November 10, 2005 (filed herewith)

1.2	Letter of Transmittal (filed herewith)

1.3	Notice of Guaranteed Delivery (filed herewith)

1.4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)

1.5	Letter to Clients (filed herewith)

2.1	Annual Information Form of Barrick, dated March 30, 2005, for the year ended December 31, 2004 (incorporated by reference to Barrick’s Form 40-F filed with the Commission on March 31, 2005)

2.2
Management Information Circular of Barrick dated March 14, 2005 prepared in connection with the annual meeting of shareholders of Barrick held on April 28, 2005, (incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished to the Commission by Barrick on March 25, 2005)

2.3
Comparative audited consolidated financial statements of Barrick and the notes thereto as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the report of the auditors thereon, (incorporated by reference to Exhibit 2 to Barrick’s Form F-40 filed with the Commission on March 31, 2005) and management’s discussion and analysis of financial results found at pages 25 through 73 of Barrick’s 2004 Annual Report, (incorporated by reference to Exhibit 2 to Barrick’s Form 40-F filed with the Commission on March 31, 2005)

2.4
Comparative unaudited consolidated financial statements of Barrick and the notes thereto as at September 30, 2005 and for the nine months ended September 30, 2005 and 2004, together with management’s discussion and analysis of financial results, incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished with the Commission on October 31, 2005

3.1
Material change report dated January 28, 2005 relating to the decision by the Peruvian tax authority, SUNAT, not to appeal the Tax Court’s decision in favour of Barrick regarding SUNAT’s tax assessment of the Pierina Mine for the 1999 and 2000 fiscal years (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K furnished to the Commission by Barrick on January 31, 2005

3.2
Material change report dated November 9, 2005 relating to Barrick’s intention to make the Offer and the entering into of the Bid Support and Purchase Agreement, dated October 30, 2005 between Barrick Gold Corporation and Goldcorp Inc. (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K to Barrick’s Form 6-K furnished to the Commission by Barrick on November 10, 2005)

4.1	Press release of Barrick dated October 31, 2005, incorporated by reference to Barrick’s filing pursuant to Rule 425 on October 31, 2005

4.2	Analyst Presentation of Barrick dated October 31, 2005, incorporated by reference to Barrick’s filing pursuant to Rule 425 on November 1, 2005

4.3	Transcript of the Barrick’s Conference Call held on October 31, 2005, incorporated by reference to Barrick’s filing pursuant to Rule 425 on November 1, 2005

5.1
Credit and Guarantee Agreement, dated as of April 29, 2002, among Barrick Gold Corporation, certain of its subsidiaries, the several lenders from time to time parties thereto and RBC Capital Markets and Citibank Canada, as lead arrangers and book runners (filed herewith)

Exhibit	Description

5.2
Amendment dated May 2, 2003 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto (filed herewith)

5.3
Amendment dated July 27, 2005 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto (filed herewith)

5.4
Material Document dated November 9, 2005, containing the Bid Support and Purchase Agreement, dated October 30, 2005, between Barrick Gold Corporation and Goldcorp Inc., relating to Barrick’s Intention to make the Offer (incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished to the Commission on November 10, 2005).

7.1	Opinion of Davies Ward Phillips & Vineberg LLP regarding Canadian Federal Income Tax considerations dated November 10, 2005 (filed herewith)

7.2	Opinion of Davies Ward Phillips & Vineberg LLP regarding United States Federal Income Tax considerations dated November 10, 2005 (filed herewith)

7.3	Opinion of Greenwoods & Freehills PTY Limited regarding Australian Federal Income Tax considerations dated November 10, 2005 (filed herewith)